

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2017

Brian B. Yoor
SVP, Finance and Chief Financial Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064

      Re: Abbott Laboratories
           Form 8-K filed January 25, 2017
           File No. 001-02189

Dear Mr. Yoor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare and
                                        Insurance